UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 12, 2023

Commission File Number: 001-14846

AngloGold Ashanti Limited
(Name of registrant)

112 Oxford Road
Houghton Estate, Johannesburg, 2198
(Private Bag X 20, Rosebank, 2196)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒ Form 40-F: ☐

Enclosure: Press Release: AngloGold Ashanti announces a corporate restructuring and a change to domicile and primary listing location.

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
“AngloGold Ashanti”, or the “Company” and together with its subsidiaries, “AngloGold Ashanti Group”

ANGLOGOLD ASHANTI ANNOUNCES A CORPORATE RESTRUCTURING AND A CHANGE TO DOMICILE AND PRIMARY LISTING LOCATION

Summary

-	AngloGold Ashanti, having disposed of its remaining South African operating assets in 2020, has undertaken a comprehensive review of its domicile and listing structure

-
The review concluded that the most appropriate corporate structure for AngloGold Ashanti Group is a UK corporate domicile with a US primary listing on the New York Stock Exchange (“NYSE”) and secondary listings on the Johannesburg Stock Exchange (“JSE”) and A2X Markets (“A2X”) in South Africa and on the Ghana Stock Exchange (“GhSE”) in Ghana

-
This change in domicile and listing structure is aligned with the transformation of AngloGold Ashanti’s asset base into a diversified global portfolio of high-quality producing assets and projects. The Company has a long standing and growing presence in the US and no longer has operating assets in South Africa

-	The proposed changes have a number of benefits that AngloGold Ashanti believes will help facilitate implementation of AngloGold Ashanti’s strategy and greater recognition of its full value, including:

o	A primary listing in the US is expected to create enhanced access to the world’s deepest pools of capital, including the opportunity to improve share trading liquidity

o
The structure builds on a position of strength with AngloGold Ashanti’s secondary listing in the US, through the ADR programme, already generating around two-thirds of daily liquidity, despite US investors currently holding approximately 35% of the share register

o	A US primary listing is expected, in time, to facilitate greater performance and valuation comparisons with the AngloGold Ashanti Group’s more liquid and higher valued North American peers.

o	A corporate domicile in the UK uses a well proven, low-risk and attractive jurisdiction for the AngloGold Ashanti Group and minimizes incremental costs for shareholders

o	The broader investment appeal and regulatory environment is expected to enhance strategic and financing flexibility

o	Minimal overall disruption for shareholders and other stakeholders

-	A number of inter-conditional steps will be taken to implement the corporate restructuring (collectively, the “Proposed Transaction”), including:

o
A new UK incorporated company, AngloGold Ashanti (UK) Limited (to be re-registered as a public limited company and renamed AngloGold Ashanti plc) (“AngloGold Ashanti plc”), will make an offer to purchase 100% of AngloGold Ashanti Holdings plc (“AGAH”) which, upon acceptance of the offer, will result in AngloGold Ashanti plc holding all of AngloGold Ashanti’s operations and assets located outside South Africa

o
AngloGold Ashanti plc will then acquire all the issued shares of AngloGold Ashanti in exchange for the issue of new AngloGold Ashanti plc ordinary shares (“AngloGold Ashanti plc Shares”) through a scheme of arrangement in terms of section 114 of the South African Companies Act 2008 (“Companies Act”) between AngloGold Ashanti and its shareholders (the “Scheme”)

o
Upon implementation of the Scheme, AngloGold Ashanti shares (“AGA Shares”) will be delisted from all the exchanges on which they are listed and AngloGold Ashanti plc will seek a primary listing on the NYSE, with secondary listings on the JSE, A2X and GhSE

-	If successfully completed, the Proposed Transaction will result in:

o	The new holding company, AngloGold Ashanti plc, owning all of the Company’s current assets with:

■	The same underlying shareholders as AngloGold Ashanti immediately prior to implementation of the Proposed Transaction

■	No change of economic substance to the AngloGold Ashanti Group, save for the costs of implementation of the Proposed Transaction

■	A primary listing on the NYSE

■	Secondary listings on the JSE, A2X and GhSE

o	AngloGold Ashanti plc being subject to English company law

o	No changes to the withholding tax rates for South African shareholders and no South African withholding tax on dividends for other shareholders

o
South African shareholders being able to hold AngloGold Ashanti plc Shares on the South African branch register of AngloGold Ashanti plc without using their foreign investment allowance and continue to trade their AngloGold Ashanti plc Shares on the South African capital markets

-	Relevant approvals to implement the Proposed Transaction have been obtained from the South African Reserve Bank in accordance with the South African Exchange Control Regulations

-	There are once-off costs in implementing the Proposed Transaction:

o	The total costs of the Proposed Transaction are estimated to be in the order of c. 5% of the prevailing market capitalisation of AngloGold Ashanti, comprising primarily taxes payable in South Africa

o	The actual taxes payable will depend on factors including the market value of the Company and the prevailing ZAR/US$ exchange rate at the time of implementation of the Proposed Transaction

o	The cost of the Proposed Transaction will be funded from available cash resources and existing debt facilities

Maria Ramos, AngloGold Ashanti’s Chairperson said: “This is a logical progression for AngloGold Ashanti, which is well aligned with the evolution of the business in recent years and will assist in unlocking value in a way that’s minimally disruptive for our stakeholders. This proposed corporate structure, including a primary listing on the NYSE and a corporate domicile in the UK, will considerably enhance our position in the world’s largest capital markets, while keeping key functions in Johannesburg and a full inward listing on the JSE for our South African shareholders.”

Alberto Calderon, AngloGold Ashanti’s CEO said: “We have been working on a number of fronts to unlock the significant potential that lies within – and beyond – our portfolio. The changes announced today will complement the work already underway to reduce our cost of capital, enhance our cost competitiveness versus our peers and optimise our portfolio by providing improved access to the world’s largest capital markets and pool of gold investors.”

1.	Introduction

At the time of AngloGold Ashanti’s formation in 1998 the vast majority of its portfolio and team was located in South Africa. Over time, the Company has diversified geographically with the approvals of the South African Reserve Bank in accordance with South Africa’s  prevailing, and gradually relaxed, Exchange Control Regulations. In 2020, AngloGold Ashanti completed the disposal of its remaining assets in South Africa, including the Mponeng Gold Mine and associated infrastructure. In parallel, the Company has developed a highly talented global workforce with 99% of employees and the majority of members of the Board and Executive Committee now based outside South Africa.

AngloGold Ashanti has also sought to reduce its operational risk, strengthen its balance sheet, improve profitability, increase the size and quality of its mineral inventory and invest in creating attractive pathways to growth. These efforts have all been underpinned by leading ESG credentials, including a 69% reduction in greenhouse gas emissions over the past 15 years, and a 94% improvement in the Total Recordable Injury Frequency Rate (including the South African operations) over the same period. Despite this suite of improvements, AngloGold Ashanti continues to trade at a substantial valuation discount relative to most of its global peers.

The Board remains fully committed to the Company’s strategy and believes that future shareholder value can be enhanced by improving both the fundamentals of the business and better aligning the Company’s corporate and capital markets structure with its evolving portfolio. To support this ambition, the Company undertook a review of its domicile and listing structure, with the objective of determining whether changes in this regard could enhance the execution of the strategy and also facilitate full recognition of the Company’s value.

A wide range of factors were considered in the review including capital markets dynamics such as market depth and breadth, relevant peer group, sell-side research coverage, equity market indexation, as well as existing listings, liquidity, established corporate structures, infrastructure and knowledge, alongside an assessment of regulatory, legal, tax, human resources and execution considerations.

The review concluded that the optimal location for AngloGold Ashanti Group’s primary listing is in the US, with a corporate domicile in the UK which builds on an established corporate infrastructure. This structure, we believe, will result in an efficient legal, regulatory and tax framework for the AngloGold Ashanti Group and shareholders.

The JSE continues to be an important capital market and source of liquidity for the AngloGold Ashanti Group and it is a key priority for the AngloGold Ashanti Group to retain its listings in South Africa, as well as to continue providing key corporate functions from Johannesburg.

2.	Rationale

The Proposed Transaction will effect a change in the domicile and primary listing location of the AngloGold Ashanti Group. This will offer a number of key benefits relative to the status quo that AngloGold Ashanti believes will help facilitate implementation of its strategy and greater recognition of its full value:

-	Enhanced access to the world’s deepest pools of capital

o	The primary listing in the US is expected to increase access and broaden appeal to North American and other international investors

o
This enhanced position could generate incremental demand and share trading liquidity from an existing position of strength as the Company’s secondary listing in the US, through the ADR programme, currently accounts for almost two-thirds of its shares traded each day, despite US investors currently holding  approximately 35% of the share register

-	Improved competitive position in line with the Company’s global peers

o
Over time, a US primary listing is expected to facilitate greater performance and valuation comparisons to North American peers, with closer proximity to North American institutional investors and analysts

o
Major global gold-mining peers with primary listings in North America are currently valued, on average, at a premium of more than 25% to AngloGold Ashanti on the basis of consensus 2024E EV / EBITDA multiples. Furthermore, share trading liquidity on the NYSE of the North American peer group is well above 50% higher relative to AngloGold Ashanti

-	Corporate domicile in a leading, low risk jurisdiction

o
The AngloGold Ashanti Group is familiar with English law given that AGAH, the Company’s principal holding company subsidiary has been a tax resident and headquartered in the UK since 2017. This move therefore builds upon established corporate infrastructure, relationships and knowledge

o
Efficient legal, regulatory and tax framework for the AngloGold Ashanti Group and shareholders which is expected to enhance both strategic and financing flexibility, thereby broadening investment appeal

-	Minimal disruption for existing stakeholders

o
Builds upon established listings and pools of liquidity. In addition to the listing of AngloGold Ashanti plc Shares on the NYSE, thereby becoming the primary listing venue, AngloGold Ashanti plc will seek secondary listings on the JSE, A2X and GhSE

o	No changes to the Board and management to result from the Proposed Transaction, with the focus remaining on executing existing strategy

o	No job losses to result from the Proposed Transaction with certain core corporate functions servicing the global business retaining a presence in South Africa.

o	No changes to the withholding tax rates for South African shareholders and no South African withholding tax on dividends for other shareholders as a result of the Proposed Transaction

o
South African shareholders being able to hold AngloGold Ashanti plc Shares on the South African branch register of AngloGold Ashanti plc without using their foreign investment allowance and continue to trade their AngloGold Ashanti plc Shares on the South African capital markets

3.	Information about AngloGold Ashanti and AngloGold Ashanti plc

3.1	AngloGold Ashanti

AngloGold Ashanti is an independent, global gold mining company with long-life, operating assets with differing ore body types, located in key gold-producing regions around the world, held through a wholly owned subsidiary, AGAH. This includes production from ten operations in seven countries (Argentina, Australia, Brazil, Ghana, Guinea, the DRC and Tanzania) supported by growth projects in Colombia and the United States along with a focused global exploration programme.

The overall aim of AngloGold Ashanti’s strategy is to generate sustained, improved cash flows and returns over the longer term and, in so doing, to create and preserve value for all its stakeholders.

AngloGold Ashanti has five key strategic focus areas which guide decision-making and are aimed at generating increased cash flows, extending mine lives, creating an organic pipeline of economically viable orebodies, and enhancing its licence to operate:

-
Prioritise people, safety, health, environment and communities. This strategic focus area embodies the Company’s corporate ethos and encompasses its sustainability performance. It underpins the Company’s business strategy and the delivery of sustained, long-term value creation and is aligned with its values and responsibilities as a corporate citizen. This strategic focus area covers the Company’s employees, their safety, health and wellbeing, communities and the environment

-	Maintain financial flexibility. The Company must ensure its balance sheet is able to meet its core funding needs

-
Optimise overhead, costs and capital expenditure. All spending decisions must be thoroughly scrutinised to ensure they are optimally structured and necessary to fulfil the Company’s core business objectives.

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Improve portfolio quality. The Company builds on its portfolio quality through projects such as the Full Asset Potential programme to ensure optimal mine performance. The Company is flexible in delivering on its mine plans, allowing for the best results, as it progresses its projects and replaces its production with a growing mineral reserve and mineral resource base

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Maintain long-term optionality. As part of focused and responsible management of its mineral resource and mineral reserve, the Company’s exploration programme and related planning is vital in optimising the operating lives of its portfolio. Through continued exploration and the acquisition of properties that are a good fit with its business and offer reserve potential, the Company adds to its long-term sustainability

AngloGold Ashanti’s revised Operating Model was designed and introduced to employees towards the end of 2021. It aims to improve efficiency and accountability, while supporting better operating outcomes by:

-	Focusing only on work required to deliver the strategy

-	Clarifying the mandates of corporate functions

-	Properly resourcing our revenue-generating assets to deliver on their plans

-	Removing duplicate structures and activities

The implementation of the new Operating Model was completed during 2022.

3.2	AngloGold Ashanti plc

A private company was incorporated under the UK Companies Act 2006 on 10 February 2023. This company has one ordinary share of $1.00 in issue which is held by AngloGold Ashanti (the “Founder Share”). In due course and prior to the implementation of the Proposed Transaction, AngloGold Ashanti will subscribe for 50,000 non-voting redeemable preference shares of £1 each (“Preference Shares”) in the share capital of this company which will be re-registered as a public company, AngloGold Ashanti plc. It is expected that, save for the subscription proceeds from the issue of its initial share capital and the Preference Shares, immediately prior to the Proposed Transaction AngloGold Ashanti plc will have no other assets and no trading history.

4.	Mechanics and Key Effects of the Proposed Transaction

Prior to the implementation of the Proposed Transaction:

-	AngloGold Ashanti will hold the AngloGold Ashanti plc Founder Share and the Preference Shares directly

-	AngloGold Ashanti plc does not and will not hold any direct or indirect beneficial interests in AGA shares

Subject to the conditions precedent to the Proposed Transaction being fulfilled or waived, the following inter-conditional steps will occur in the following sequence:

-
AngloGold Ashanti shall effect a distribution in specie to the AngloGold Ashanti shareholders, pursuant to which AngloGold Ashanti will direct AngloGold Ashanti plc to issue (via a nominee) new AngloGold Ashanti plc Shares to AngloGold Ashanti shareholders pro rata to their shareholding in AngloGold Ashanti, with the aggregate subscription price paid by AngloGold Ashanti (“Share Allotment”). The Founder Share will be cancelled, and the Preference Shares redeemed, to create a mirror share register to that of AngloGold Ashanti in AngloGold Ashanti plc

-
AngloGold Ashanti will accept the offer from AngloGold Ashanti plc to purchase AngloGold Ashanti’s 100% interest in AGAH at fair market value with the consideration being settled by the issue of AngloGold Ashanti plc debt instruments to AngloGold Ashanti (“AGAH Sale”)

-
AngloGold Ashanti plc will propose the Scheme pursuant to which AngloGold Ashanti plc will acquire all of the AGA Shares in exchange for the right and obligation to subscribe for AngloGold Ashanti plc Shares which will be allotted and issued directly (via a nominee) to AngloGold Ashanti shareholders

-
AngloGold Ashanti will distribute the debt instruments received as consideration pursuant to the AGAH Sale as a distribution in specie, and these debt instruments received by AngloGold Ashanti plc will then be cancelled

The above steps will be implemented in sequence, but substantially contemporaneously. In connection with the settlement, AngloGold Ashanti plc Shares to be issued pursuant to the Share Allotment and the Scheme will be aggregated. This will mean that for every one AGA Share held immediately prior to implementation of the Proposed Transaction, an AngloGold Ashanti shareholder will receive one AngloGold Ashanti plc Share immediately upon implementation of the Proposed Transaction. This will include the AGA Shares represented by the AngloGold Ashanti American Depository Shares (“AGA ADSs”) with the holders of the AGA ADSs receiving AngloGold Ashanti plc Shares, in the same ratio of one AngloGold Ashanti plc Share for every one AGA ADS held immediately prior to implementation of the Proposed Transaction.

AngloGold Ashanti plc will have sufficient authority to issue as many AngloGold Ashanti plc Shares as may be required to fully settle the consideration payable under the Share Allotment and the Scheme.

AngloGold Ashanti plc Shares will be delivered to all shareholders (other than affiliate shareholders) through the facilities of the Depositary Trust Company.

Following implementation of the Proposed Transaction:

-
AngloGold Ashanti plc will become the new holding company for the AngloGold Ashanti Group and AngloGold Ashanti plc will have the same underlying shareholders as AngloGold Ashanti had immediately prior to implementation of the Proposed Transaction

-	There will be no change of economic substance to the AngloGold Ashanti Group, save for the costs of implementation of the Proposed Transaction

-	The listing of the AGA Shares and AGA ADSs on all stock exchanges will be terminated

-	The AngloGold Ashanti plc Shares will be listed on the NYSE, with secondary listings on the JSE, A2X and GhSE.

There are once-off costs in implementing the Proposed Transaction:

-	The total costs of the Proposed Transaction are estimated to be in the order of c. 5% of the prevailing market capitalisation of AngloGold Ashanti, comprising primarily taxes payable in South Africa

-	The actual taxes payable will depend on factors including the market value of the Company and the prevailing ZAR/US$ exchange rate at the time of implementation of the Proposed Transaction

-	The cost of the Proposed Transaction will be funded from available cash resources and existing debt facilities.

Due to the limited levels of trade in AngloGold Ashanti on the Australian Securities Exchange (“ASX”), it has been decided that AngloGold Ashanti will be delisted from the ASX prior to the implementation of the Proposed Transaction. AngloGold Ashanti plc will not seek a listing on the ASX. AngloGold Ashanti shareholders are referred to the separate announcement to be released on SENS and on the ASX related to the delisting of AngloGold Ashanti from the ASX.

5.	Transaction Agreements and Conditions of the Proposed Transaction

5.1	Transaction Agreements

AngloGold Ashanti and AngloGold Ashanti plc have entered into an agreement in relation to the implementation of the Proposed Transaction (“Implementation Agreement”).

AngloGold Ashanti plc executed and delivered to AngloGold Ashanti an offer document in terms of which AngloGold Ashanti plc has made an irrevocable offer to AngloGold Ashanti to acquire AngloGold Ashanti’s entire (100%) interest in AGAH.

5.2	Conditions of the Proposed Transaction

In accordance with the Implementation Agreement, the implementation of the Proposed Transaction is subject to the fulfilment or waiver of the conditions precedent as set out below. These include relevant regulatory clearances and approvals required to implement the Proposed Transaction. Relevant approvals have already been received from the South African Reserve Bank in accordance with the South African Exchange Control Regulations.

If all conditions precedent are not fulfilled or waived, as the case may be, the Proposed Transaction will not be implemented, and the AngloGold Ashanti shareholders and AGA ADS holders will retain their AGA Shares and AGA ADSs respectively.

Full details of the conditions precedent will be included in the Circular to AngloGold Ashanti shareholders. All of the outstanding conditions precedent necessary for the implementation of the Proposed Transaction are set out below:

-
Such approvals from the JSE as may be required under the JSE Listing Requirements in connection with the Proposed Transaction having been obtained, including the approval of the AngloGold Ashanti plc Pre-Listing Statement (“PLS”) and the admission to listing by way of the secondary listing of all AngloGold Ashanti plc Shares on the main board of the JSE

-
A declaration having been made by the U.S. Securities and Exchange Commission (“SEC”) confirming the effectiveness of AngloGold Ashanti plc’s registration statement on Form F-4 and no stop order suspending the effectiveness of such registration statement on Form F-4 being in effect and no proceedings for such purpose being pending before or threatened by the SEC

-
In accordance with section 114 of the Companies Act and regulation 90 of the regulations made under the Companies Act (the “Regulations”), an independent expert having been retained by AngloGold Ashanti (the “Independent Expert”) and the Independent Expert having issued a final report dealing with the matters listed in section 114 of the Companies Act and regulation 90 of the Regulations, which report shall express a fair and reasonable opinion, as required in terms of regulation 110(1) and defined in regulation 81(h) of the Regulations, and the aforementioned report having been distributed to all of the AngloGold Ashanti shareholders

-	AngloGold Ashanti plc having procured that the AngloGold Ashanti plc Shares are approved for listing on the NYSE, subject only to official notice of issuance

-
AngloGold Ashanti plc, AngloGold Ashanti and AGAH having executed and delivered to The Bank of New York Mellon (“BONY”), as trustee, in form satisfactory to BONY acting reasonably, an indenture supplemental to the indenture dated as of 28 April 2010 and entered into between AGAH, AngloGold Ashanti and BONY (the “Original BONY Indenture”), in connection with the assumption by AngloGold Ashanti plc of the due and punctual performance of the guarantees and the performance or observance of every covenant of AngloGold Ashanti under the Original BONY Indenture

-	To the extent required, any other regulatory approvals, consents or rulings necessary to implement the Proposed Transaction having been obtained

-
AngloGold Ashanti not having received appraisal right demands in respect of AGA Shares, in aggregate, representing more than 3.5% (three and a half percent) of the voting rights attaching to all AGA Shares in issue

-
All the resolutions required to approve the Proposed Transaction having been passed by the requisite majority of AngloGold Ashanti shareholders, including the resolutions required for the AGAH Sale and the Scheme

-	Should the implementation of the AGAH Sale and/or the Scheme be subject to approval by a court in terms of the provisions of section 115(2)(c) of the Companies Act, such approval having been obtained

-	AngloGold Ashanti not having exercised its right to cancel the Implementation Agreement as a result of the occurrence of a material adverse effect as described below.

AngloGold Ashanti may cancel the Implementation Agreement and therefore not implement the Proposed Transaction if an event (including an event relating to taxation) occurs that, in the reasonable opinion of AngloGold Ashanti, (a) relates to the Proposed Transaction and decreases, or could reasonably be expected to decrease, the free cashflow of the AngloGold Ashanti Group or AngloGold Ashanti plc and its subsidiaries from time to time, by at least US$150 million, (b) prevents or impairs or delays (for a period of at least 60 days), or could reasonably be expected to prevent or impair or delay (for a period of at least 60 days), the implementation of the Proposed Transaction or the ability of AngloGold Ashanti or AngloGold Ashanti plc to perform its obligations under the Implementation Agreement, or (c) increases, or could reasonably be expected to increase, the costs of implementing the Proposed Transaction by at least US$150 million.

6.	Pro forma financial information

AngloGold Ashanti plc will, in terms of the proposed Scheme, acquire all the Scheme Shares, being all the AGA Shares (including AGA Shares represented by AGA ADSs), from the AngloGold Ashanti shareholders entitled to participate in the Scheme (“Scheme Participants”). As a result of the Proposed Transaction, including the issuances under the Share Allotment and under the Scheme, Scheme Participants will receive, in aggregate, 1 (one) AngloGold Ashanti plc Share for every 1 (one) AGA Share held by them on the scheme record date, with no entitlement to cash.

The acquisition of AngloGold Ashanti, by AngloGold Ashanti plc, does not represent a business combination as defined by IFRS 3 Business Combinations (“IFRS 3”). This is because neither party to the Scheme can be identified as an accounting acquirer in the transaction, and post the implementation there is no change of economic substance or ownership in the group (common control transaction). The existing AngloGold Ashanti shareholders will have the same commercial and economic interest as they had prior to the implementation of the Proposed Transaction, save for the costs of implementation thereof, and no additional new ordinary shares of AngloGold Ashanti will be issued as part of the Proposed Transaction. The consolidated financial statements of AngloGold Ashanti will therefore reflect that the arrangement is in substance a continuation of the existing group. AngloGold Ashanti plc’s comparative information will be presented as if the reorganisation had occurred before the start of the earliest period presented.

Full details of the pro forma financial effects of the Proposed Transaction, together with the Reporting Accountants’ Report thereon will be contained in the Circular.

Pro forma financial effects on earnings and net asset value

The table below sets out the pro forma financial effects, including the estimated associated transaction costs, of the Proposed Transaction on the reviewed condensed financial statements of AngloGold Ashanti plc for the year ended 31 December 2022. The pro forma financial effects illustrate the impact of the Proposed Transaction had it been effective on 31 December 2022 respectively for purposes of the pro forma condensed consolidated statement of financial position and 1 January 2022 for the year ended 31 December 2022 for purposes of the pro forma condensed consolidated income statement and pro forma condensed consolidated statement of other comprehensive income.

The pro forma financial effects have been prepared for illustrative purposes only and because of their nature may not fairly present AngloGold Ashanti plc’s financial position, changes in equity, results of operations or cash flows. The pro forma financial effects presented below do not purport to be indicative of the financial results and effects of the Proposed Transaction if it had been implemented on a different date. The pro forma financial effects also do not purport to be indicative of the actual financial results and effects when the transaction becomes effective, as the pro forma financial effects are based on assumptions (including foreign exchange rates and the share price) that will change up to the point of implementation.  As noted below, the estimated once-off transaction costs upon which the pro forma financial effects are determined will not have a continuing effect on AngloGold Ashanti plc’s pro forma condensed consolidated income statement and pro forma condensed consolidated statement of other comprehensive income.

The pro forma financial effects have been prepared using IFRS accounting policies that are consistent with those applied by AngloGold Ashanti in its audited financial statements as at 31 December 2022. The pro forma financial information is presented in accordance with the JSE Listing Requirements and the SAICA Guide on Pro Forma Financial Information.

The AngloGold Ashanti Board is responsible for the compilation, contents and preparation of the pro forma financial information.

	Before the Proposed Transaction(1)		After the Proposed Transaction (2)	Effect %
	AngloGold Ashanti plc	AngloGold Ashanti	AngloGold Ashanti plc	AngloGold Ashanti
For the year ended 31 December 2022
Basic and diluted Earnings Per Share (‘EPS’) (cents) (2)	0	71	(51)	n/a
Basic and diluted Headline Earnings Per Share (‘HEPS’) (cents) (2)	0	129	7	(95%)
As at 31 December 2022:
Net asset value per share (‘NAVPS’) (cents) (2)	0	987.58	858.10	(13%)
Tangible net asset value per share (‘TNAVPS’) (cents) (2)	0	944.10	814.62	(14%)
Total number of shares in issue (‘000) (3a)	1	418,600,473	418,600,473	—
Total weighted average number of shares in issue (‘000)(3b)	1	420,197,062	420,197,062	—

Notes and assumptions:

1.
The financial information of AngloGold Ashanti in the “Before the Proposed Transaction” column has been extracted without adjustment from the audited condensed financial statements of AngloGold Ashanti for the year ended 31 December 2022.

2.
The pro forma financial information for the purpose of the EPS and HEPS in the “After the Proposed Transaction” column illustrates the effect of the Proposed Transaction on the “Before the Proposed Transaction” financial information as if the Proposed Transaction had become effective on 1 January 2022 for the year ended December 2022. Transaction costs of $13 million were expensed during 2022 and will not have a continuing effect on the income statement.

The pro forma financial information for the purpose of the NAVPS and TNAVPS in the “After the Proposed Transaction” column illustrate the effect of the Proposed Transaction on the “Before the Proposed Transaction” financial information as if the Proposed Transaction had been implemented on 31 December 2022.

The “After the Proposed Transaction” column takes into account the following adjustments and assumptions:

a.	The estimated transaction expenses of US$(37) million which will be expensed with a corresponding increase in trade and other payables

b.
The estimated taxes as calculated under current legislation of US$(505) million, consisting of landholder duty amounting to US$(82) million, dividend withholding tax of US$(394) million and securities transfer tax of US$(29) million based on a share price of $27.18 per share and an exchange rate of ZAR18.27/US$. The securities transfer tax of US$(29) million will be recognised in equity and not affect EPS or HEPS. It will however impact NAVPS and TNAVPS.

These estimated costs are considered not to have a tax benefit, as it relates to EPS and HEPS. These costs will not have a continuing effect on AngloGold Ashanti’s pro forma condensed consolidated income statement and pro forma condensed consolidated statement of other comprehensive income.

The AngloGold Ashanti Group is subject to taxes in numerous jurisdictions. Given complex global tax legislation, the exact estimates of taxes payable remain uncertain and the final tax outcome of these matters may be different from the amounts estimated.

3.	Due to the one for one share exchange ratio, the Proposed Transaction has no effect on:

a.	the number of issued shares as at 31 December 2022 for the purpose of the NAVPS and TNAVPS calculations; and

b.	the weighted number of shares for the year ended 31 December 2022 for the purpose of the EPS and HEPS calculations.

Note: In terms of section 164 of the Companies Act, AngloGold Ashanti shareholders who object to the AGAH Sale and/or the Scheme may demand that AngloGold Ashanti pay such AngloGold Ashanti shareholders the fair value of all of their AGA Shares. Management is not aware of any AngloGold Ashanti shareholders who are likely to follow the appraisal rights process and accordingly no estimate for appraisal rights has been included in the pro forma financial information.

7.	Independent expert opinion and recommendation

In accordance with section 114 of the Companies Act and regulation 90 of the Regulations, AngloGold Ashanti has appointed Barclays Bank PLC, acting through its Investment Bank as the Independent Expert to provide an opinion regarding the Proposed Transaction, including the AGAH Sale and the Scheme, to the independent board of AngloGold Ashanti (the “Independent Board”), being Maria Ramos, Rhidwaan Gasant, Kojo Busia, Alan Ferguson, Albert Garner, Scott Lawson, Maria Richter and Jochen Tilk, all of whom are non-executive directors of AngloGold Ashanti.

Taking into consideration the terms and conditions of the Proposed Transaction including the AGAH Sale and the Scheme, the draft report of the Independent Expert expresses the opinion that such terms and conditions are fair and reasonable to AngloGold Ashanti shareholders based on the information currently available to the Independent Expert (subject to the assumptions, limitations and qualifications on which the opinion has been provided, as set out in the Independent Expert’s draft opinion). The final report of the Independent Expert, including the full terms of its opinion, will be included in the shareholder Circular for the Proposed Transaction in due course.

Based on the information currently available to it, including the draft opinion of the Independent Expert, the Independent Board is supportive of the Proposed Transaction and intends to make a unanimous recommendation to the AngloGold Ashanti shareholders to vote in favour of all resolutions related to the Proposed Transaction to be proposed at the general meeting of the AngloGold Ashanti shareholders (the “General Meeting”).

8.	Transaction Circulars and key dates

The Proposed Transaction would require the preparation of: (i) a Circular, enclosing the notice convening the General Meeting to approve the Proposed Transaction including the AGAH Sale and the Scheme; (ii) a PLS for the admission to trading and listing of the AngloGold Ashanti plc Shares on the Main Board of the JSE under the ticker symbol “ANG”; and (iii) a Registration Statement on Form F-4 filed with the SEC for the registration of the issuance of the AngloGold Ashanti plc Shares to the AngloGold Ashanti shareholders in the United States (collectively “Transaction Circulars”).

The Transaction Circulars will be posted to AngloGold Ashanti shareholders following receipt of the requisite regulatory approvals. At this stage, we anticipate that the regulatory approvals will be obtained and the Transaction Circulars will be posted to AngloGold Ashanti shareholders early in Q3 2023. The Proposed Transaction is expected to be completed during Q3 2023. All relevant dates and times will be set out in the Transaction Circulars and will be announced in due course.

9.	Responsibility statements

9.1	Independent Board responsibility statement

The members of the Independent Board collectively and individually accept full responsibility for the accuracy of the information contained in this announcement (but only insofar as it relates to AngloGold Ashanti and only to the extent that they are required in terms of law and the JSE Listings Requirements to accept such responsibility) and confirm that to the best of their knowledge and belief, the information set out herein is true and this announcement does not omit anything likely to affect the importance of the information included.

9.2	AngloGold Ashanti plc Board responsibility statement

The directors of AngloGold Ashanti plc, being Alberto Calderon and Robert Hayes, collectively and individually accept full responsibility for the accuracy of the information contained in this announcement (but only insofar as it relates to AngloGold Ashanti plc and only to the extent that they are required in terms of law and the JSE Listings Requirements to accept such responsibility) and confirm that to the best of their knowledge and belief, the information set out herein is true and this announcement does not omit anything likely to affect the importance of the information included.

ENDS

12 May 2023
Johannesburg

JSE Sponsor:
The Standard Bank of South Africa Limited

Transaction Sponsor
J.P. Morgan Equities South Africa (Pty) Limited

Financial Advisors:
Centerview Partners
J.P. Morgan
Rothschild & Co

Legal Advisors:
Cravath, Swaine & Moore LLP
ENS Africa
Slaughter and May

Independent Expert:
Barclays Bank PLC

CONTACTS

Media

Andrea Maxey	+61 08 9435 4603/ +61 400 072 199	amaxey@anglogoldashanti.com

Stewart Bailey	+27 81 032 2563	sbailey@anglogoldashanti.com

Diana Munro	+27 83 326 5958	dmunro@brunswick.co.za

General inquiries		media@anglogoldashanti.com

Investors

Yatish Chowthee	+27 11 637 6273 / +27 78 364 2080	yrchowthee@anglogoldashanti.com

Andrea Maxey	+61 08 9435 4603/ +61 400 072 199	amaxey@anglogoldashanti.com

Stewart Bailey	+27 81 032 2563	sbailey@anglogoldashanti.com

Website: www.anglogoldashanti.com

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer or invitation to buy, exchange or sell nor a solicitation of an offer to buy, exchange or sell any securities or the solicitation of any vote or approval in any jurisdiction in connection with the Proposed Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. An offer of securities in the United States pursuant to a business combination transaction will only be made, as may be required, through a prospectus which is part of an effective registration statement filed with the U.S. Securities and Exchange Commission.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the Proposed Transaction, a registration statement on Form F-4 under the Securities Act of 1933 will be filed with the Securities and Exchange Commission (the “SEC”). Investors and shareholders are urged to read the registration statement when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding the Proposed Transaction and documents incorporated by reference at the SEC’s website at http://www.sec.gov. In addition, the effective registration statement will be made available for free to shareholders.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release, other than statements of historical fact, including, without limitation, those concerning the growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the expected effects of the Proposed Transaction, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, risks and uncertainties related to the timing of the Proposed Transaction, the possibility that AngloGold Ashanti’s shareholders will not approve the Proposed Transaction, that the Proposed Transaction will not receive other necessary approvals or that the Proposed Transaction is otherwise not completed (whether following the occurrence of a material adverse effect or otherwise), the possibility that the expected benefits from the Proposed Transaction will not be realized or will not be realized within the expected time period, operational disruption due to the Proposed Transaction, the incurrence of unexpected transactional costs or total costs being higher than current estimates, and other business and operational risks and other factors. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: May 12, 2023

By:	/s/ LM Goliath
	Name:	LM Goliath
	Title:	Company Secretary